ILLINOIS POWER COMPANY

370 South Main Street

Decatur, Illinois 62523

January 11, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Illinois Power Company
Withdrawal of Post-Effective Amendment No. 1
to Registration Statement No. 333-156606

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Illinois Power Company (the “Company”) hereby makes application to withdraw Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the referenced Registration Statement, which was filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2010.

Although the Post-Effective Amendment was filed in order to remove from registration the securities of the Company registered but unsold under the referenced Registration Statement as of the date thereof, we determined that this was not required because all of the registered securities were previously sold pursuant to the exchange offer contemplated by the referenced Registration Statement. No securities were sold in connection with the Post-Effective Amendment.

If you have any questions regarding this application, please contact Thomas P. Giblin, Jr., Esq. of Morgan, Lewis & Bockius LLP at (212) 309-6277.

Very truly yours, Ameren Illinois Company (as successor to Illinois Power Company)

By:	/s/ Martin J. Lyons, Jr.
Martin J. Lyons, Jr. Senior Vice President and Chief Financial Officer